     As filed with the Securities and Exchange Commission on June 21, 2000
                                                      Registration No. 333-38670

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------------------------------------------


                                 AMENDMENT NO.1
                                       TO

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

--------------------------------------------------------------------------------

                           RENAISSANCERE HOLDINGS LTD.
             (Exact name of registrant as specified in its charter)

             Bermuda                                             98-013-8020
   (State or other jurisdiction                               (I.R.S. Employer
of incorporation of organization)                            Identification No.)

--------------------------------------------------------------------------------

                                Renaissance House
                               8-12 East Broadway
                             Pembroke HM 19 Bermuda
                                 (441) 295-4513
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

--------------------------------------------------------------------------------

                                 John M. Lummis
                Senior Vice President and Chief Financial Officer
                               8-12 East Broadway
                             Pembroke HM 19 Bermuda
                                 (441) 295-4513
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 with a copy to:
                            John S. D'Alimonte, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

--------------------------------------------------------------------------------

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective Registration statement for the same offering.[ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

--------------------------------------------------------------------------------
                                             (Cover continued on following page)

(Cover continued from previous page)

                         CALCULATION OF REGISTRATION FEE

================================================= ================ ======================= ======================== ================
                                                                          Proposed
                                                                          maximum
              Title of each class                                         offering            Proposed maximum          Amount of
                of securities to                   Amount to be          price per           aggregate offering        registration
                 be registered                      registered            share(1)                price(1)                fee(3)
------------------------------------------------- ---------------- ----------------------- ------------------------ ----------------
Common Shares, par value $1.00 per share(2)          1,000,000            $42 7/16               $42,437,500            $11,203.50
                                                      shares
------------------------------------------------- ---------------- ----------------------- ------------------------ ----------------


(1)  Estimated pursuant to Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee based upon the average of the high and low prices of the Common Shares quoted on The New York Stock Exchange on June 5, 2000.


(2)  The shares sold by the Selling Shareholder (as defined herein) consist of the Registrant's Diluted Voting Class I Common
     Shares, par value $1.00 per share (the "DVI Shares"). The DVI Shares are convertible into an equal number of the Registrant's
     Full Voting Common Shares on a one-for-one basis at the option of the holder thereof upon two days prior written notice to the
     Registrant. The Common Shares being registered hereby constitute the Full Voting Common Shares into which such DVI Shares are convertible. See "Plan of Distribution."

(3)  Previously paid.


--------------------------------------------------------------------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

[The information in this preliminary prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.]


PROSPECTUS
----------


                              SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 21, 2000


                             1,000,000 Common Shares

                           RENAISSANCERE HOLDINGS LTD.

     This prospectus relates to the offer and sale of up to 1,000,000 of our common shares which are owned by one of our shareholders. The selling shareholder may offer its shares publicly or through private transactions at prevailing market prices, at negotiated prices or through a combination of methods of sale.


     We will not receive any of the proceeds from the sale of the shares by the selling shareholder.

     Our common shares are listed on the New York Stock Exchange under the symbol "RNR." On June 20, 2000, the closing price of the common shares, as reported by the New York Stock Exchange, was $42 9/16 per share.


     See "Risk Factors" beginning on page 4 for a discussion of certain factors that should be considered by prospective investors.

--------------------------------------------------------------------------------
     You should read this prospectus and any prospectus supplement carefully before you invest.

--------------------------------------------------------------------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is , 2000.

     For North Carolina investors: These securities have not been approved or disapproved by the Commissioner of Insurance for the State of North Carolina, nor has the Commissioner of Insurance ruled upon the accuracy or the adequacy of this document. The buyer in North Carolina understands that neither RenaissanceRe Holdings Ltd. nor its subsidiaries are licensed in North Carolina pursuant to Chapter 58 of the North Carolina General Statutes, nor could they meet the basic admissions requirements imposed by such chapter at the present time.

                                TABLE OF CONTENTS


ABOUT THIS PROSPECTUS..........................................................1

ABOUT RENAISSANCERE............................................................1

ABOUT THIS OFFERING............................................................2

RISK FACTORS...................................................................4

USE OF PROCEEDS................................................................9

SELECTED FINANCIAL DATA.......................................................10

SELLING SHAREHOLDER...........................................................12

PLAN OF DISTRIBUTION..........................................................12

LEGAL MATTERS.................................................................13

EXPERTS.......................................................................14

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL
SECURITIES LAWS...............................................................14

WHERE YOU CAN FIND MORE INFORMATION...........................................14

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS...............................16

                              ABOUT THIS PROSPECTUS


     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. From time to time, we may provide a prospectus supplement to add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information." All references to "we," "our" or "RenaissanceRe" refer to RenaissanceRe Holdings Ltd. and its subsidiaries.


                               ABOUT RENAISSANCERE


Overview


     RenaissanceRe Holdings Ltd. is a Bermuda company with its registered and principal executive offices located at Renaissance House, 8-12 East Broadway, Pembroke HM 19 Bermuda, telephone (441) 295-4513. Our principal business is property catastrophe reinsurance, written on a worldwide basis through Renaissance Reinsurance Ltd. ("Renaissance Reinsurance"), a Bermuda company and wholly owned subsidiary. Some of our coverages in Europe are provided through Renaissance Reinsurance of Europe, a wholly owned subsidiary organized in Ireland. Based on gross premiums written, we are one of the largest providers of property catastrophe reinsurance coverage in the world.

     We provide property catastrophe reinsurance coverage to insurance companies and other reinsurers primarily on an excess of loss basis. Excess of loss catastrophe coverage generally provides coverage for claims arising from large natural catastrophes, such as earthquakes and hurricanes, in excess of a specified loss. The coverages we provide also expose us to claims arising from other natural and man-made catastrophes such as winter storms, freezes, floods, fires and tornadoes.


Strategy

     The principal components of our business strategy are to:


     o Focus on the property catastrophe reinsurance business. Property catastrophe reinsurance represented approximately 80% of our gross premiums written in 1999, 77% in 1998 and 97% in 1997, respectively.

     o Build a superior portfolio of property catastrophe reinsurance by utilizing proprietary modeling capabilities. We have developed a proprietary, computer based pricing and exposure management system, which we call REMS(C), to assess property catastrophe risks, price treaties and to limit overall exposure.

     o Utilize our capital base efficiently while maintaining prudent risk levels in our reinsurance portfolio. We manage our risks through a variety of means, including the use of contract terms, portfolio selection methodology, diversification criteria and probability analyses. By using these methods and by employing our proprietary modeling capabilities, we attempt to construct a portfolio of reinsurance contracts that maximizes the use of our capital and optimizes the risk-reward characteristics of our portfolio.


     o Capitalize on the experience and skill of management. Our senior management team has extensive experience in the reinsurance and/or insurance industries, with an average of approximately 19 years of experience for each of our four senior executives.

     o Build and maintain long-term relationships with brokers and clients. We market our reinsurance products worldwide exclusively through reinsurance brokers. We believe that we have established a reputation with our brokers and clients for prompt response on underwriting submissions, for fast claims payments and for the development of customized reinsurance programs.

     o Maintain a low cost structure. Our management believes that as a result of our ability to maintain a small staff and by basing operations in the favorable regulatory and tax environment of Bermuda, we are able to maintain low operating costs relative to our capital base and net premiums earned.


     o Leverage our modeling expertise by expanding into other insurance markets with significant natural catastrophe exposures. We are reviewing opportunities in the United States to write new lines of business including primary insurance, where natural catastrophe exposures represent a significant component of the overall exposure.

Underwriting

     Our experienced management team assesses underwriting decisions on the basis of the expected incremental return on equity of each new reinsurance contract in relation to our overall portfolio of reinsurance contracts. To facilitate this, we have developed REMS(C), a proprietary, computer-based pricing and exposure management system. We utilize REMS(C) to assess property catastrophe risks, price treaties and limit aggregate exposure. REMS(C) was developed with consulting assistance from Tillinghast, an actuarial consulting unit of Towers, Perrin, Forster & Crosby, Inc., and Applied Insurance Research, Inc., the developer of the CATMAPTM system. We combine the analyses generated by REMS(C) with our own knowledge of the client submitting the proposed program to assess the premium offered against the risk of loss that such program presents.

Marketing


     We market our reinsurance products worldwide exclusively through reinsurance brokers. We receive program submissions from a wide variety of these brokers. We are highly selective in writing reinsurance contracts. For the year ended December 31, 1999, we received approximately 1,474 program submissions. We extended reinsurance coverage for only 348 programs, or only 23.6 percent of the program submissions we received.


Recent Development

     On March 31, 2000, Warburg, Pincus Investors, L.P. ("WPI"), one of our founding institutional shareholders, distributed substantially all of our common shares owned by it to the partners of WPI. Kewsong Lee, a member and managing director of E.M. Warburg, Pincus & Co. LLC and a general partner of Warburg, Pincus & Co., an affiliate of WPI, continues to serve on our board.


                               ABOUT THIS OFFERING

     All of the common shares that are being offered in connection with this prospectus are owned by one of our shareholders. We will not receive any of the proceeds from the sale of these shares.

     The selling shareholder may offer the shares publicly or through private transactions at prevailing market prices, at negotiated prices or through a combination of methods of sale.

     All of the shares being sold by the selling shareholder in this offering are shares of our Diluted Voting Class I Common Shares, par value $1.00 per share. We refer to these Diluted Voting shares in this prospectus as the "DVI Shares". The DVI Shares have limited voting rights. Each DVI Share is convertible into one share of our full voting common shares at the option of the holder. In order to convert, the holder must provide us with written notice at least two days prior to the time the holder wishes to convert.

     The selling shareholder has informed us that it will sell the shares through one or more brokers or dealers. These brokers or dealers will purchase the DVI Shares from the selling shareholder, convert the DVI Shares into full voting common shares, and then resell the full voting common shares.

                                  RISK FACTORS


     Before you invest in the common shares, you should be aware of the risks described below. You should carefully consider these risk factors together with all other information included or incorporated in this prospectus before you decide to invest in the common shares.

Because of our exposure to catastrophic events, our financial results may vary significantly from one period to the next.

     We primarily underwrite property catastrophe reinsurance and have large overall exposure to natural and man-made disasters. Our property catastrophe reinsurance contracts cover unpredictable events such as earthquakes, hurricanes, winter storms, freezes, floods, fires, tornadoes and other man-made or natural disasters. As a result, our operating results have historically been, and we expect will continue to be, largely affected by relatively few events of high magnitude. Under the policies that we write, we generally do not experience significant claims until insured industry losses reach or exceed several hundred million dollars. Claims from catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and adversely affect our financial condition or results of operations. Our ability to write new business could also be impacted. We believe that increases in the values and concentrations of insured property and the effects of inflation will increase the severity of such occurrences per year in the future.

If actual claims exceed our claim reserves, our financial results could be adversely affected.

     Claims reserves are estimates made using actuarial and statistical projections at a given point in time of our expectations of the ultimate settlement and administration costs of claims incurred. We utilize actuarial and computer models as well as historical reinsurance industry loss statistics to assist in the establishment of appropriate claim reserves. Nevertheless, actual claims and claim expenses paid might exceed, perhaps substantially, the reserve estimates reflected in our financial statements. If this happens, we will be required to increase claim reserves. This will reduce our net income by a corresponding amount in the period in which the deficiency is identified.

Because we are a holding company, we are dependent on dividends and payments from our subsidiaries.

     As a holding company with no direct operations, we rely on investment income, cash dividends and other permitted payments from our subsidiaries to make principal and interest payments on our debt and to pay dividends to our shareholders. Bermuda law and regulations require our subsidiaries to maintain a minimum solvency margin and minimum liquidity ratio, and prohibits dividends that would result in a breach of these requirements. If our subsidiaries are restricted from paying dividends to us, we may be unable to pay dividends or to repay our indebtedness.

If we cannot obtain reinsurance to reduce our risk, our business may be adversely impacted.

     We purchase reinsurance protection to reduce our risk on policies we write directly. We expect that reducing our insurance risks through reinsurance will continue to be important to us. Although our reinsurance is currently maintained with reinsurers rated "A" (Excellent) or better by A.M. Best, a reinsurer's insolvency or inability to make payments under the terms of its reinsurance treaty with us could have a material adverse effect on us. In addition, we cannot assure you that reinsurance will remain continuously available to us to the same extent and on the same terms as are currently available.

The supply of reinsurance may exceed demand in the future, which would affect our profitability.

     Demand for reinsurance depends on numerous factors, including frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and underwriting results of primary property insurers. The supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized in the reinsurance industry. Premium rates or other terms and conditions of trade may vary in the future. If any of these factors were to cause the demand for reinsurance to fall or the supply to rise, our profitability would be adversely affected.

We operate in a highly competitive environment.

     The property catastrophe reinsurance industry is highly competitive. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and property catastrophe reinsurers, including other Bermuda-based property catastrophe reinsurers. Some of our competitors have greater financial, marketing and management resources than we do. In addition, we may not be aware of other companies that may be planning to enter the property catastrophe reinsurance market or existing property catastrophe reinsurers that may be planning to raise additional capital.

     A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

     o programs in Hawaii and Florida in which state- sponsored entities provide property insurance in catastrophe prone areas;

     o the formation of the California Earthquake Authority, the first privately financed, publicly operated residential earthquake insurance pool, which provides earthquake insurance to California homeowners;

     o the creation of alternative products from capital market participants that will compete with the catastrophe reinsurance markets;

     o Lloyds of London's recent decision to permit its syndicates to accept capital from corporate investors; and

     o the enactment of the Gramm-Leach-Bliley Act of 1999, which could result in increased competition from new entrants to our markets.

     New competition from these developments could cause the demand for reinsurance to fall which would adversely affect our profitability.


Renaissance Reinsurance is not licensed or admitted in the U.S.


     Renaissance Reinsurance is a registered Bermuda insurance company and is not licensed or admitted as an insurer in any jurisdiction in the United States. Because jurisdictions in the United States do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless security is posted, Renaissance Reinsurance's contracts generally require it to post a letter of credit or provide other security after a reinsured reports a claim. In order to post these letters of credit, issuing banks generally require us to provide collateral equal to 115% of such amounts. While many of our competitors presently are also not licensed or admitted as an insurer in any U.S. jurisdiction, our non-admitted status could put us at a competitive disadvantage in the future to other reinsurers that are licensed and admitted in U.S. jurisdictions.

The covenants in our debt agreements restrict our financial and operational flexibility, which could have an adverse affect on our results of operations.

     We have incurred significant indebtedness. As of December 31, 1999, we had approximately $340 million of bank loans and junior subordinated debentures outstanding. The agreements covering this indebtedness contain numerous covenants that restrict, among other things, our ability to borrow money, make particular types of investments or other restricted payments, sell assets or merge or consolidate. These agreements also requires us to maintain specified financial ratios. If we fail to comply with these covenants or meet these financial ratios, the lenders under our credit facility or the holders of the junior subordinated debentures could declare a default and demand immediate repayment of all amounts owing to them. In addition, the terms of the junior subordinated debentures do not allow us to (1) declare or pay any dividends on, or (2) redeem, purchase or acquire, or (3) make a liquidation payment with respect to, any of our capital stock if we are in default under the junior subordinated debentures or if we have given notice of our intention to defer our payment obligations under these debentures.

The loss of one or more key employees could adversely affect us.


     Our success has depended, and will continue to depend, in substantial part upon the continued service of our senior management team and, in particular, of James N. Stanard, our Chairman, President and Chief Executive Officer. If Mr. Stanard becomes unable to continue in his present role, our business could be materially adversely affected. Mr. Stanard's employment agreement with us expires on July 1, 2001 or one year following a change of control.

     Our ability to execute our business strategy is dependent on our ability to retain a staff of qualified underwriters and service personnel. We cannot assure you that we will be successful in attracting and retaining qualified employees. We do not currently maintain key man life insurance policies with respect to any of our employees.


If we are unable to obtain extensions of work permits for our employees, our business will be adversely affected.

     Under Bermuda law, non-Bermudians may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate government authority. The Bermuda government will issue a permit for a specific period of time, which may be extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards for the advertised position. All of our executive officers and many of our employees are working in Bermuda under work permits that will expire over the next three years. Although we are not currently aware of any specific difficulties in connection with renewing the work permits for these officers and employees, it is possible that the Bermuda government will refuse to extend these work permits. If any of our executive officers were not permitted to remain in Bermuda, our operations could be disrupted and our financial performance could be adversely affected as a result.

Because we depend on a few reinsurance brokers for a large portion of revenue, loss of business provided by them could adversely affect us.

     We market our reinsurance products worldwide exclusively through reinsurance brokers. Five brokerage firms accounted for 78.8%, 64.2%, 70.1% and 58.5% of our net premiums written for the years ended December 31, 1999, 1998, 1997 and 1996, respectively. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.

Our reliance on reinsurance brokers exposes us to their credit risk.

     In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us (we refer to these insurers as ceding insurers). In some jurisdictions, if a broker failed to make such a payment, we might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.

Regulatory challenges in the United States or elsewhere could result in restrictions on our ability to operate.

     Renaissance Reinsurance is not licensed or admitted to do business in any jurisdiction except Bermuda. Renaissance Reinsurance conducts its business from its principal offices in Bermuda and does not maintain an office in the United States. Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions, including the United States and various states in the United States. We do not believe that Renaissance Reinsurance is subject to the insurance laws of any state in the United States. Nevertheless, we could face inquiries or challenges to the operations of Renaissance Reinsurance in the future.

     Glencoe Insurance Ltd., our wholly-owned subsidiary, is a licensed, non-admitted insurer in 29 states of the United States and is subject to the regulation and reporting requirements of these states. Our strategy to expand into additional insurance markets could cause Glencoe or other U.S.-based subsidiaries to become subject to regulation in additional jurisdictions.

     If Renaissance Reinsurance or Glencoe were to become subject to the laws of the United States, or any state, or of any other country applicable to admitted insurers, they may not be in compliance with these laws. Any failure to comply with applicable laws in the future could result in the imposition of significant restrictions on our ability to do business, as well as fines and other sanctions, any or all of which could adversely affect our financial results and operations.

We may be adversely affected by foreign currency fluctuations.

     Our functional currency is the U.S. dollar. A substantial portion of our premium is written in currencies other than the U.S. dollar and we maintain a portion of our cash equivalent investments in currencies other than the U.S. dollar. We may, from time to time, experience losses resulting from fluctuations in the values of these foreign currencies, which could adversely affect our operating results.

We could become subject to U.S. corporate income tax.


     We believe that, to date, Renaissance Reinsurance and Glencoe have operated and, in the future, will continue to operate their businesses in a manner that will not cause either to be treated as being engaged in a trade or business in the United States. However, if the United States Internal Revenue Service ("IRS") successfully contended that Renaissance Reinsurance or Glencoe is engaged in such a trade or business in the United States, Renaissance Reinsurance or Glencoe would, unless exempted from tax by the United States-Bermuda income tax treaty, be subject to U.S. corporate income tax on that portion of its net income treated as effectively connected with a U.S. trade or business, as well as the U.S. corporate branch profits tax.

     Even if the IRS were to contend successfully that Renaissance Reinsurance or Glencoe was engaged in a U.S. trade or business, the United States-Bermuda income tax treaty could preclude the United States from taxing Renaissance Reinsurance or Glencoe on its net premium income except to the extent that such income were attributable to a permanent establishment maintained by Renaissance Reinsurance or Glencoe in the United States. Although we believe that neither Renaissance Reinsurance nor Glencoe has a permanent establishment in the United States, we cannot assure you that the IRS will not successfully contend that Renaissance Reinsurance or Glencoe has such an establishment and therefore is subject to taxation.

     If Renaissance Reinsurance or Glencoe were considered to be engaged in a U.S. trade or business and it were considered not to be entitled to the benefits of the permanent establishment clause of the United States-Bermuda income treaty, and, thus, subject to U.S. income tax, our results of operations and cash flows could be materially adversely affected.


The large number of shares eligible for future sale or registration could have an adverse effect on the market price of the common shares.


     Public or private sales of substantial amounts of the common shares following the offering, or the perception that these sales could occur, could adversely affect the market price of the common shares as well as our ability to raise additional capital in the public equity markets at a desirable time and price. The common shares sold in the offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, by persons other than our "affiliates" within the meaning of Rule 144 promulgated under the Securities Act. Following the completion of the offering, PT Investments, Inc., United States Fidelity and Guaranty Company and management will hold a total of 5,136,064 common shares, all of which will be eligible for sale in the public market, subject to compliance with Rule 144.

     Additionally, the PT Investments, United States Fidelity and Guaranty Company and management have the right to require us to register under the Securities Act any common shares held by them. We may also provide for the registration of shares currently held or acquired in the future by employees under compensation arrangements, which will permit these shares to be sold in the public market from time to time.

Some aspects of our corporate structure may discourage third party takeovers.

     Some provisions of our Memorandum of Association and Bye-Laws have the effect of making more difficult or discouraging unsolicited takeover bids from third parties. While these provisions have the effect of encouraging persons seeking to acquire control of us to negotiate with our board of directors, they could also discourage a prospective acquirer from making a tender offer or otherwise attempting to attain control of us.

     We indirectly own DeSoto Insurance Ltd., a Florida domiciled special purpose insurance company, and Nobel, a Texas domiciled insurance company. Our ownership of DeSoto and Nobel can, under applicable state insurance company laws and regulations, delay or impede a change of control of RenaissanceRe. Under applicable Florida and Texas insurance regulations, any proposed purchase of 10% or more of our voting securities would require the prior approval of the Florida and Texas insurance regulatory authorities.


Our institutional shareholders and management may substantially influence certain actions requiring shareholders approval.


     As of June 1, 2000, PT Investments, Inc. (the selling shareholder in this offering) and United States Fidelity and Guaranty Company and our executive officers owned 14.53%, 8.97% and 8.38%, respectively, of the common shares, representing approximately 9.90%, 9.45% and 8.83%, respectively, of the outstanding voting power. After giving effect to the sales of our common shares contemplated in this offering, PT Investments, Inc. will own 9.34% of the common shares, representing approximately 9.34% of the outstanding voting power. Under our Bye-laws and a shareholders agreement, PT Investments, Inc., United States Fidelity and Guaranty Company and management have the ability, if they vote together, to substantially influence certain actions requiring shareholder approval, including:

     o    electing members of our board of directors;

     o    adopting amendments to our Memorandum of Association and the Bye-Laws;
          and

     o approving a merger or consolidation, liquidation or sale of all or substantially all of our assets.

Investors may have difficulties in serving process or enforcing judgments against us in the United States.

     We are a Bermuda company. In addition, certain of our officers and directors reside in countries outside the United States. All or a substantial portion of our assets and the assets of these officers and directors are or may be located outside the United States. We have appointed an agent in New York, New York to receive service of process for actions based on offers and sales of the common shares covered by this prospectus. Nevertheless, investors may have difficulty effecting service of process within the United States on our directors and officers who reside outside the United States or to recover against us or these directors and officers on judgments of United States courts based on civil liabilities provisions of the United States federal securities laws.


                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares. The selling shareholder will receive all proceeds. See "Selling Shareholder."

                             SELECTED FINANCIAL DATA

                      (in thousands, except per share data)

     The following table sets forth our selected financial data and other financial information as of March 31, 2000 and as of each of December 31, 1999, 1998, 1997, 1996 and 1995, and for the period ended March 31, 2000 and for each of the years ended December 31, 1999, 1998, 1997, 1996 and 1995. The balance sheet data as of December 31, 1999, 1998, 1997, 1996 and 1995 and the statement of income data for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 were derived from our audited Consolidated Financial Statements, which have been audited by Ernst & Young, our independent auditors. The balance sheet data as of March 31, 2000 and the statement of income data for the period January 1, 2000 through March 31, 2000 were derived from our unaudited interim financial statements. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial position and results of operations for that period. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. You should read the selected financial data in conjunction with our Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 1999 10-K and the Forms 10-Q incorporated herein by reference and all other information appearing elsewhere in this Prospectus. See "Where you can find more information."

                                                                                Years Ended December 31,
                                                           ---------------------------------------------------------------
                                    Three Months Ended
                                      March 31, 2000         1999          1998         1997         1996          1995
                                    ------------------     ---------    --------     --------      --------      ---------
Statement of Income Data:
Gross premiums written...............  $160,471            $351,305     $270,460     $228,287      $269,913      $292,607
Net premiums written.................   103,364             213,513      195,019      195,752       251,564       289,928
Net premiums earned..................    52,765             221,117      204,947      211,490       252,828       288,886
Net investment income................    18,467              60,334       52,834       49,573        44,280        32,320
Net realized gains (losses) on sale
   of investments....................    (6,787)            (15,720)      (6,890)      (2,895)       (2,938)        2,315
Claims and claim expenses incurred...    17,713              77,141      112,752       50,015        86,945       110,555
Acquisition costs....................     7,242              25,500       26,506       25,227        26,162        29,286
Operational expenses.................     7,807              36,768       34,525       25,131        16,731        10,448
Pre-tax income.......................    24,495             102,716       54,102      139,249       156,160       165,322
Net income...........................    24,075             104,241       74,577      139,249       156,160       165,322
Net income available to common
   shareholders......................    24,075             104,241       74,577      139,249       156,160       162,786

Net income per Common Share -            $ 1.24            $   5.05     $   3.33     $   6.06      $   6.01     $    6.75
Diluted(1)...........................
Dividends per Common Share...........    $ .375            $   1.40     $   1.20     $   1.00      $    .80     $     .16
Weighted average Common Shares
   outstanding.......................    19,475              20,628       22,428       22,967        25,994        24,121

Other Data:
Claims/claim expense ratio...........      33.6%               34.9%        55.0%        23.7%         34.3%         38.3%
Underwriting expense ratio...........      28.5%               28.1%        29.8         23.8          17.0          13.7
                                       --------          ----------   ----------   ----------    ----------   -----------
Combined ratio.......................      62.1%               63.0%        84.8%        47.5%         51.3%         52.0%
                                       ========          ==========   ==========   ==========    ==========   ===========
Operating Return on average
   shareholders' equity(2)...........      20.0%(3)            19.8%        19.2%        25.0%         29.8%         43.2%

                                                                                              At December 31,
                                                                      --------------------------------------------------------------
                                                         At March 31
                                                             2000        1999         1998          1997        1996         1995
                                                         -----------  ----------   ----------    ----------   ---------    ---------
Balance Sheet Data:
Total investments and cash...........................    $1,129,250   $1,074,781   $  942,309    $  859,467   $ 802,466    $ 667,999
Total assets.........................................     1,690,758    1,617,243    1,356,164       960,749     904,764      757,060
Reserve for claims and claim expenses................       463,615      478,601      298,829       110,037     105,421      100,445
Reserve for unearned premiums........................       167,315       98,386       94,466        57,008      65,617       60,444
Bank loans...........................................       250,000      250,000      100,000        50,000     150,000      100,000
Company obligated mandatorily redeemable capital
   securities of a subsidiary trust holding solely
   junior subordinated debentures of the Company(4)..        89,630       89,630      100,000       100,000          --           --
Total shareholders' equity(5)........................       609,851      600,329      612,232       598,703     546,203      486,336
Book value per Common Share(5).......................      $  31.40     $  30.50     $  28.28      $  26.68    $  23.21     $  18.99
Common Shares outstanding(5).........................        19,423       19,686       21,646        22,441      23,531       25,605

--------------------

(1)  Net income per share was calculated by dividing net income available to common shareholders by the number of weighted average
     Common Shares and Common Share equivalents outstanding. Common Share equivalents are calculated on the basis of the treasury stock method.

(2)  Operating income excludes net realized gains or losses on investments and an after tax charge of $40.1 million taken in the fourth quarter of 1998 relating to Nobel.

(3)  Return on average shareholders' equity for a period of less than a full year is calculated by annualizing the net income available to Common Shareholders for such period and dividing it by beginning shareholders' equity; plus one-half of such annualized net income; less one-half of the dividends paid or payable as of the balance sheet date adjusted by one-half of the dollar value of the year-to-date capital transactions (i.e., share issuances or repurchases).

(4)  This item reflects $100.0 million aggregate liquidation amount of the Capital Securities issued by a subsidiary trust. The sole assets of the trust are $103.1 million aggregate principal amount of 8.54% Junior Subordinated Debentures due March 1, 2027
     issued by the Company.

(5)  Book value per Common Share was computed by dividing total shareholders' equity by the number of outstanding Common Shares.

                               SELLING SHAREHOLDER


     The following table provides certain information with respect to the common shares beneficially owned by the selling shareholder as of June 1, 2000, and the amount of shares offered hereunder. Because the selling shareholder may offer some or all of the shares in an offering that is not underwritten on a firm commitment basis, we cannot estimate the amount of securities that will be held by the selling shareholder after completion of the offering. See "Plan Of Distribution." To the extent required, the specific securities to be sold, the name of the selling shareholder effecting the sale, the names of any agent, dealer or underwriter participating in the sale, and any applicable commission or discount with respect to the sale will be set forth in a supplement to this prospectus. The nature of the positions, offices or other material relationships that certain shareholders have had with us or any of our predecessors or affiliates within the past three years are set forth in documents incorporated into this prospectus by reference. The securities offered by means of this prospectus may be offered from time to time by the selling shareholder named below:

                                                                                       Shares to be Offered for the
                                                      Shares Owned Prior to the        Selling Shareholder's Account
             Selling Shareholder                             Offering(1)
------------------------------------------------     -----------------------------    ------------------------------
PT Investments, Inc.
3003 Summer Street
Stamford, Connecticut   06904                                  2,797,504(2)                       1,000,000(3)
------------------


(1)  Each named person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of options, warrants or other rights, if any.


(2)  Consists of 2,448,504 DVI Shares and 349,000 full voting common shares. DVI Shares entitle the holder to one vote for each DVI Share. Each holder of DVI Shares is entitled to a fixed voting interest in RenaissanceRe of up to 9.9% of all outstanding voting rights attached to the full voting common shares, taking into account the percentage interest in RenaissanceRe represented by full voting common shares owned directly, indirectly, or constructively by the holder within the meaning of Section 958 of the Internal Revenue Code and applicable rules and regulations thereunder. The DVI Shares are convertible into an equal number of our full voting common shares on a one-for-one basis at the option of the holder thereof upon two days prior written notice to us.

(3)  Consists solely of DVI Shares.


                              PLAN OF DISTRIBUTION


     All of the shares being sold by the selling shareholder in this offering are DVI Shares, which are convertible into an equal number of our full voting common shares on a one-for-one basis at the option of the holder upon two days prior written notice to us. We have agreed with the selling shareholder, pursuant to the Amended and Restated Registration Rights Agreement between RenaissanceRe and the Investors party thereto, dated as of March 23, 1998, that it is a condition to the delivery of the DVI Shares that, immediately following the sale of these shares by the selling shareholder, they be converted into full voting common shares.

     The selling shareholder has informed us that it will sell the shares through one or more brokers or dealers in transactions in which the broker or dealer so engaged will purchase the DVI Shares, convert them, and resell full voting common shares as principal to facilitate the transaction. Accordingly, all of the shares to be resold by a broker or dealer acting as a principal will consist solely of full voting common shares. Alternatively, any shares to be otherwise purchased for the account of any party will be required to be so converted. The selling shareholder has advised us that the shares may be sold from time to time, upon compliance with applicable "Blue Sky" law, in transactions effected on the New York Stock Exchange or through the facilities of any national securities association on which any of the shares are then listed, admitted to unlisted trading privileges or included for quotation, in the over-the-counter market or otherwise. The selling shareholder has advised us that it has not entered into any definitive selling arrangement with any broker-dealer or agent. We will not receive any of the proceeds from the sale of the shares by the selling shareholder.


     Alternatively, the selling shareholder may from time to time offer the securities covered by this prospectus:

     o through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions of commissions from the selling shareholder and/or the purchasers of securities for whom they may act as agents; or

     o    directly to one or more purchasers.


     The selling shareholder and any underwriters, dealers or agents that participate in the distribution of the shares offered under this prospectus may be deemed to be underwriters, and any profit on the sale of shares by them and any discounts, commissions or concessions received by them, might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular underwritten offer of securities is made, to the extent required, a supplement to this prospectus will be distributed that will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     The securities offered under this prospectus may be sold from time to time:


     o in one or more transactions at market prices prevailing at the time of sale;

     o    at a fixed offering price, which may be changed; or

     o at varying prices determined at the time of sale or at negotiated prices.


     The selling shareholder will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the shares. We have agreed to pay all expenses incident to the offering and sale of the shares to the public. We have also agreed with the selling shareholder to provide reciprocal indemnification against certain liabilities in connection with the registration statement, of which this prospectus is a part, including liabilities under the Securities Act.


                                  LEGAL MATTERS

     Certain legal matters relating to the shares offered hereby will be passed upon for RenaissanceRe by Conyers Dill & Pearman, Hamilton, Bermuda. Certain Bermuda tax matters will be passed upon by Conyers Dill & Pearman. The description of United States tax laws will be passed upon by Willkie Farr & Gallagher.

                                     EXPERTS

     The consolidated financial statements of RenaissanceRe incorporated by reference in RenaissanceRe's Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance on such report given upon the authority of such firm as experts in accounting and auditing.


                      ENFORCEABILITY OF CIVIL LIABILITIES
                           UNDER UNITED STATES FEDERAL
                                 SECURITIES LAWS

     We are a Bermuda company. In addition, certain of our directors and officers as well as certain of the experts named in this prospectus, reside outside the United States, and all or a substantial portion of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the United States federal securities laws.

     We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We also have been advised by Conyers Dill & Pearman that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts based on the civil liability provisions of the United States federal securities laws obtained in actions against us or our directors and officers, and (2) original actions brought in Bermuda against us or our officers and directors based solely upon the United States federal securities laws. A Bermuda court may, however, impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.


                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements, and other information with the SEC. We have filed a registration statement of which this prospectus forms a part. The registration statement, including the attached exhibits, contains additional information about our common shares. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus.

     Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the offices of The New York Stock Exchange, in New York, New York. Our web site is located at http://www.renre.com. Information contained on our web site does not constitute part of this prospectus.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling shareholder sells all of the shares.


     o Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     o    Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;
          and

     o The description of our common shares set forth in our registration statement filed under the Exchange Act on Form 8-A on July 24, 1995, including any amendment or report for the purpose of updating such description.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

          RenaissanceRe Holdings Ltd.
          Attn:  Martin Merritt, Secretary
          P.O. Box 2527
          Hamilton, HMGX
          Bermuda
          (441) 295-4513


     You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling shareholder has authorized anyone to provide you with different information. We are not making an offer of shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements relate, among other things, to our plans and objectives for future operations. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which we describe in more detail elsewhere in this prospectus and in our SEC filings that we have incorporated by reference) include, but are not limited to:

     o the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

     o a decrease in the level of demand for our reinsurance or insurance business, or increased competition in the industry;

     o the lowering or loss of one of our financial or claims-paying ratings, including those of our subsidiaries;

     o    risks associated with implementing our business strategies;

     o    uncertainties in our reserving process;

     o    failure of our reinsurers to honor their obligations;

     o    actions of our competitors, including industry consolidation;

     o increased competition from alternative sources of risk management products, such as the capital markets;

     o    loss of services of any one of our key executive officers;

     o the passage of federal or state legislation subjecting our insurance subsidiary, Renaissance Reinsurance, to supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate;

     o challenges by insurance regulators in the United States to Renaissance Reinsurance's claim of exemption from insurance regulation under the current laws;

     o changes in economic conditions, including currency rate conditions which could affect our investment portfolio; and

     o a contention by the IRS that Renaissance Reinsurance is engaged in the conduct of a trade or business within the U.S.

     The words "believe," "anticipate," "project," "expect," "intend," "will likely result" or "will continue" and similar expressions identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We have described some important factors that could cause our actual results to differ materially from our expectations in this prospectus, including in the section titled "Risk Factors." We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following sets forth the estimated expenses and costs in connection with the issuance and distribution of the securities being registered hereby. All such expenses will be borne by RenaissanceRe.

     SEC registration fees....................................  $11,203.50
     Legal fees and expenses..................................   75,000.00
     Accounting fees and expenses.............................    2,500.00
     Blue Sky fees and expenses...............................    1,000.00
     Transfer agent fees and expenses.........................    2,000.00
     Printing expenses........................................    5,000.00
     Miscellaneous............................................    3,296.50
              Total........................................... $100,000.00


--------------------------------------------------------------------------------
Item 15. Indemnification of Directors and Officers.

     Section 98 of the Companies Act of 1981 of Bermuda (the "Act") provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability that by virtue of Bermuda law otherwise would be imposed on them, except in cases where such liability arises from the fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermudian company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Act.

     We have adopted provisions in our Bye-Laws that provide that we shall indemnify our officers and directors to the maximum extent permitted under the Act, except where such liability arises from willful negligence or default.

     We have entered into employment agreements with all of our executive officers which each contain provisions pursuant to which we have agreed to indemnify the executive as required by the Bye-Laws and maintain customary insurance policies providing for indemnification.

     We have purchased insurance on behalf of our directors and officers for liabilities arising out of their capacities as such.

Item 16.  Exhibits.

(a)  Exhibits

      No.                                 Description
   ---------                              -----------
     *  3.1         Amended and Restated Bye-Laws of RenaissanceRe.

    **  4.1         Specimen Common Stock certificate.


   ***  5.1         Opinion of Conyers Dill & Pearman regarding legality of
                    securities.

   ***  8.1         Opinion of Willkie Farr & Gallagher as to certain tax
                    matters.

  ****  10.1        Amended and Restated Registration Rights Agreement, dated as of March 23, 1998, by and among RenaissanceRe, Warburg,
                    Pincus Investors, L.P., PT Investments Inc., GE Private
                    Placement Partners I-Insurance, Limited Partnership and
                    United States Fidelity and Guaranty Company.

   ***  23.1        Consent of Ernst & Young.


        23.2        Consent of Conyers Dill & Pearman (included in Exhibit 5.1).

        23.3        Consent of Willkie Farr & Gallagher (included in Exhibit
                    8.1).


 *****  24.1        Powers of Attorney.


------------------------

* Incorporated by reference to RenaissanceRe's Quarterly Report on Form 10-Q for the fiscal period ended June 30, 1998 (Commission File No. 34-0-26512).

** Incorporated herein by reference to the identically numbered exhibit to RenaissanceRe's Registration Statement on Form S-1 (Registration No. 33-70008), which was declared effective by the Commission on July 26, 1995.


***     Previously filed.

**** Incorporated by reference to RenaissanceRe's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (Commission File No. 34-0-26512).

*****   Included in the signature pages to the registration statement.

Item 17.  Undertakings.

     The Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed pursuant to Section 13 or
Section 15(d) of the Exchange Act;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     The Registrant also hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act and each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions, described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, RenaissanceRe Holdings Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 21st day of June, 2000.

                                        RENAISSANCERE HOLDINGS LTD.

                                        By: /s/ John M. Lummis
                                            ------------------------------
                                            John M. Lummis
                                            Senior Vice President and
                                            Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.


Signature                                  Title                                              Date
---------                                  -----                                              ----

   /s/                  *                  President, Chief Executive Officer and Chairman    June 21, 2000
---------------------------------
      James N. Stanard                     of the Board of Directors (Principal Executive
                                           Officer)

   /s/ John M. Lummis                      Senior Vice President and Chief Financial          June 21, 2000
---------------------------------
      John M. Lummis                       Officer (Principal Financial and Accounting
                                           Officer)

   /s/                  *
---------------------------------
      William I. Riker                     Director & Executive Vice President                June 21, 2000

   /s/                  *                  Director                                           June 21, 2000
---------------------------------
      Arthur S. Bahr

   /s/                  *                  Director                                           June 21, 2000
---------------------------------
      Thomas A. Cooper

   /s/                  *                                                                     June 21, 2000
---------------------------------
      Edmund B. Greene                     Director





   /s/                  *
---------------------------------
      Brian R. Hall                        Director                                           June 21, 2000

   /s/                   *
---------------------------------
      Gerald L. Igou                       Director                                           June 21, 2000

   /s/                   *
---------------------------------
      Kewsong Lee                          Director                                           June 21, 2000

   /s/                   *
---------------------------------
      Paul J. Liska                        Director                                           June 21, 2000

   /s/                   *
---------------------------------
   W. James MacGinnitie                    Director                                           June 21, 2000

   /s/                    *
---------------------------------
      Scott E. Pardee                      Director                                           June 21, 2000

Renaissance U.S. Holdings Inc.

By:  /s/                  *
   ------------------------------
     Name: Mark J. Rickey                  Authorized Representative in the United States     June 21, 2000
     Title:   President


*By: /s/ John M. Lummis                    Attorney-in-Fact                                   June 21, 2000
     ----------------------------
      John M. Lummis